SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **February 21, 2006**

Featherlite, Inc.

(Exact name of Registrant as Specified in its Charter)

Minnesota

(State or Other Jurisdiction of Incorporation)

000-24804	**41-1621676**
(Commission File Number)	(IRS Employer Identification No.)

**Highways 63 and 9
Cresco, Iowa 52136**

(Address of Principal Executive Offices and Zip Code)

(563) 547-6000

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

◻ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

◻ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4 (c))

Item 2.02 Results of Operations and Financial Condition.

On February 21, 2006, Featherlite, Inc. issued a press release announcing the results for the quarter and year ended December 31, 2005. The full text of the press release is set forth in Exhibit 99.1 to this Current Report.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements: None.

(b) Pro forma financial information: None

(c) Exhibits:
      99.1 Press Release dated February 21, 2006.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FEATHERLITE, INC.


Date: February 23, 2006   By: /s/ Jeffery A. Mason

                                             Title: Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBIT INDEX
to
FORM 8-K

FEATHERLITE, INC.

Date of Report	Commission File No.
February 21, 2006	**000-24804**

Exhibit No.	**ITEM**
99.1	Press Release dated February 21, 2006